

Mail Stop 3233

November 6, 2017

Via E-mail
Shawn B. Pearson
President and Chief Executive Officer
Bluegreen Vacations Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

> **Re:** **Bluegreen Vacations Corporation**
> **Registration Statement on Form S-1**
> **Response dated November 3, 2017**
> **File No. 333-221062**

Dear Mr. Pearson:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2017 letter.

Prospectus Cover Page

1. We note your response to comment 4 that due authorization and valid issuance of the shares to be issued by the company requires the filing of the A&R Articles in order to increase the authorized shares of the company's common stock. Please confirm that you will file an appropriately unqualified opinion by post-effective amendment no later than the closing date of the offering to remove the referenced assumption.

<u>Dividend Policy, page 35</u>

2. Please expand your dividend policy disclosure to include the following:

    a) State the extent to which historical dividends have been made, including the amounts.
    b) In the event of insufficient cash flows from operations for dividend distribution, please disclose your alternative intended sources for the distribution.

    You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Alison W. Miller, Esq.